

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2021

Jason Conroy
Chief Executive Officer
Iris Energy Pty Ltd
Level 21, 60 Margaret Street
Sydney, NSW 2000 Australia

  Re: Iris Energy Pty Ltd
    Draft Registration Statement on Form F-1
    Submitted August 26, 2021
    CIK No. 0001878848

Dear Mr. Conroy:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Cover Page

1. Please tell us why you include references to the designated market maker here and on page 102 when it appears that you intend to list on the Nasdaq. Also, tell us why you refer to multiple financial advisors when it appears that B. Riley Securities, Inc. is the only financial advisor for this offering.

Prospectus Summary
Our Company, page 1

2.   Please disclose the company's revenues and net loss for the periods presented.

Summary Historical Financial Information, page 8

3.   Please revise to include pro forma earnings per share information that reflects the conversion of the convertible notes into ordinary shares upon the IPO, along with the related impact to interest expense. Also, to the extent the IPO will satisfy the share price thresholds for any tranche in the incentive arrangement with Daniel and William Roberts such that compensation expense will be recorded and ordinary shares issued upon effectiveness of the offering, revise to include adjustments to the numerator and denominator of your pro forma per share calculations for the additional shares and related share-based compensation expense. Further, include comparable pro forma statements of financial position information.

Risk Factors
Any critical failure of key electrical or data equipment..., page 12

4.   Please provide examples of the types of equipment that represent single points of failure and that have long lead times from the time an order is placed until installation and commissioning.

We may be unable to raise additional capital..., page 14

5.   We note your disclosure of your binding commitment to purchase mining hardware. Please disclose the material terms of such agreement(s), including the term, termination provisions and any minimum purchase requirements.

Our reliance on third-party mining pool service providers..., page 26

6.   We note your disclosure of your reliance on third-party mining pool service providers. Please disclose the material terms of any service agreement with such providers, including the term and termination provisions.

The registration and listing of our Ordinary shares..., page 40

7.   Please replace the first two sentences of this risk factor with the sentence: "Prior to the opening of trading on the Nasdaq Stock Market LLC, there will be no book building process and no price at which underwriters initially sell shares to the public..." in order to properly focus the risk on the underwriting activities that will not be present.

Capitalization, page 58

8.   Please revise to include pro forma information here in columnar format reflecting the impact of the conversion of the convertible debt upon the IPO, the impact of the incentive arrangement with Daniel and William Robert, if any, as well as the two classes of shares to be outstanding following the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of Our Results of Operations for the Half Year ended December 31, 2020 and December 31, 2019, page 61

9.   You state on page 63 that the increase in mining revenue was primarily attributable to higher Bitcoin prices and the greater number of Bitcoin produced and sold in the half year ended December 31, 2020. Please revise to quantify the number of Bitcoin produced and sold for each period as well as the amount of the increase in revenue attributable to the higher Bitcoin prices. Refer to Section III.D of SEC Release No. 33-6835.

Liquidity and Capital Resources, page 65

10. Please revise to state whether, as of the most recent balance sheet date, your existing cash will be sufficient to meet capital expenditure needs for the next 12 months. To the extent it will not, disclose how long you will be able to continue to fund your operations using current available cash resources. We refer you to FRC 501.03(a) and Section IV of SEC Release 33-8350.

Management
Remuneration, page 81

11. Please file the Employee Share Plan, Employee Option Plan and the employment agreements with your executive officers as exhibits to your registration statement or advise. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 87

12. Please disclose the material terms of the related party loans described on page F-30. Also, identify the entity affiliated with Mr. Gozowski that purchased your ordinary shares in a private placement. Refer to Item 7.B of Form 20-F.

Principal and Registered Stockholders, page 88

13.   Please disclose the portion of each class of securities held in the United States and the number of record holders in the United States. Refer to Item 7.A.2 of Form 20-F.

Description of Share Capital and Constitution
Key Provisions in Our Constitution, page 89

14.   Please describe the circumstances under which holders of your ordinary shares will be entitled to vote separately as a single class.

Plan of Distribution, page 112

15.   Please disclose which specific Nasdaq rule provision requires Nasdaq to consult with B. Riley Securities, Inc. when conducting its price validation checks and clarify the type of guidance Nasdaq may seek from B. Riley Securities, Inc. when conducting its price validation checks on the day of listing.

Notes to the consolidated financial statements
Note 2. Significant accounting policies
Revenue Recognition, page F-10

16.   You disclose that in certain pools the amount of reward for computing power depends on the pool's success in mining blocks. Please revise to clarify whether revenue earned from these pools consists of block rewards and transaction fees and how the amount of revenue earned is determined. Further, you disclose that in other pools, the group is not directly exposed to the pool's success in mining blocks. For these other pools, revise to explain how revenue is generated, how it is determined and how that differs from pools in which rewards are based on the pool's success.

Notes to the unaudited interim consolidated financial statements
Note 14. Events after the reporting period, page F-45

17.   Please disclose the date when the financial statements were authorized for issue and who gave that authorization. Refer to IAS 10.17.

18.   You disclose an incentive arrangement with Daniel Roberts and William Roberts under which the number of options will convert into ordinary shares upon achieving certain share price thresholds. Please revise to include the estimated share-based compensation expense to be recorded upon completion of the IPO if the various thresholds are met. Refer to IAS 10.21(b).

19.   Please provide us with a breakdown of all share-based compensation awards granted since January 1, 2021. Provide the fair value of the underlying shares used to value each award. To the extent there was any significant fluctuations in the fair values, describe for us the factors that contributed to such fluctuations, including any intervening events within the

company or changes in your valuation assumptions or methodology. Please continue to update this analysis through effectiveness of the registration statement. Also, disclose any share-based issuances subsequent to the most recent balance sheet date and the expected financial statement impact in your subsequent event footnote, if material.

General

20. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Drew Capurro